UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 22, 2019

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36

2600 Glostrup (Copenhagen)

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a company announcement of Zealand Pharma A/S or the Company, dated March 21, 2019, announcing the completion of the share subscription by Alexion Pharmaceuticals, Inc. and registration of capital increase.

Furnished as Exhibit 3.1 to this Report on Form 6-K are the Articles of Association of Zealand Pharma A/S, or the Company.

Completion of New Shares

On March 21, 2019, the Company has increased its share capital by a nominal amount of DKK 802,859, divided into 802,859 new shares with a nominal value of DKK 1 each (the “New Shares”). The increase is a consequence of entering into a license agreement with Alexion Pharmaceuticals, Inc. and an associated share subscription.

The subscription price was USD 18.68 per New Share (corresponding to approximately DKK 123), corresponding to an aggregate subscription price for the New Shares USD 15 million (corresponding to approximately DKK 98.5 million).

Following the registration of the New Shares with the Danish Business Authority, Zealand’s share capital amounts to DKK 31,661,686 divided into 31,661,686 shares with a nominal value of DKK 1 each.

The New Shares have been issued and are expected to be admitted to trading and official listing on Nasdaq Copenhagen as soon as possible in the permanent ISIN code DK0060257814.

The amendment to the Company’s Articles of Association resulting from the share capital increase has today been registered with the Danish Business Authority and is included as Exhibit 3.1 hereto and incorporated by reference herein

Exhibits

Reference is made to the Exhibit Index included hereto.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Mats Blom
	Name:	Mats Blom
	Title:	Chief Financial Officer

Date: March 22, 2019

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Company announcement dated March 21, 2019

3.1	Articles of Association.

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